EXECUTION COPY

AMENDMENT TO AGENCY AGREEMENT

THIS AMENDMENT TO THE AGENCY AGREEMENT is made effective as of January 30, 2019.

AMONG:

INDUSTRIAL ALLIANCE SECURITIES INC.

(“Industrial”)

AND

CANACCORD GENUITY CORP.

(“Canaccord”)

AND

SPROTT CAPITAL PARTNERS LP, BY ITS GENERAL
PARTNER SPROTT CAPITAL PARTNERS GP INC.

(“Sprott”)

AND

C21 INVESMENTS INC.
(the “Corporation”)

WHEREAS:

A.

The Corporation, Industrial, as lead agent, Canaccord and Sprott (collectively, Industrial, Canaccord and Sprott are referred to as, the “Agents”) entered into an agency agreement (the “Agency Agreement”) dated December 31, 2018 whereby the Agents agreed to act as agents on a best efforts basis in connection with a brokered private placement of units (each, a “Unit”) of the Corporation, at a price of $1,000 per Unit, for gross proceeds of a minimum of $5,000,000 and up to a maximum of $10,000,000 (the “Offering”) in consideration for: (a) payment by the Corporation to the Agents of: (i) the Agents’ Fee (as defined in the Agency Agreement), and (ii) certain of the Agents’ expenses as more particularly described in the Agency Agreement; (b) issuance by the Corporation to the Agents of the Agents’ Compensation Warrants (as defined in the Agency Agreement); and (c) the grant by the Corporation to the Agents of an Over-Allotment Option (as defined in the Agency Agreement);

B.	On December 31, 2018, the Corporation completed the first closing of the Offering in respect of the sale and issue of 5,063 Units;

C.	It was the intention of the parties to close the Offering on multiple closing dates as provided in the Subscription Agreements (as defined in the Agency Agreement);

D.

The parties wish to complete a second closing of the Offering in respect of the sale and issue of the balance of the Units up to the maximum Offering, and the sale and issue of any Over- Allotment Units (as defined in the Agency Agreement); and

E.	The parties wish to amend the Agency Agreement in order to permit multiple closings of the Offering and to make certain other ancillary in order to effect same;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual promises, covenants and agreements hereinafter contained, the parties hereby covenant and agree with each other as follows:

1.	Definitions and Interpretation

(1)	All terms and expressions used in this Amendment, unless a contrary intention is expressed herein, have the same meaning as they have in the Agency Agreement.

2.	Amendments

(1)	The opening paragraphs of the Agency Agreement be amended as follows:

(a) The first sentence of the second paragraph be deleted in its entirety and replaced with the following:

“The Initial Debentures will be issued pursuant to a debenture indenture (the “Debenture Indenture”) to be entered into by the Corporation and the Alliance Trust Company (the “Trustee”), as debenture trustee, and to be dated as of December 31, 2018, as supplemented by a supplemental or additional debenture indenture dated January 30, 2019, or such other date or dates as may be determined by the Corporation and the Agents.”

(b) The second sentence of the second paragraph be deleted in its entirety and replaced with the following:

The Initial Debentures will bear interest at an annual rate of 10.0%, payable every six months, and will mature on the date that is 24 months from the date of issue.”

(c) The first sentence of the third paragraph be deleted in its entirety and replaced with the following:

“Each Initial Warrant will be issued pursuant to a warrant indenture (the “Warrant Indenture”) to be entered into by the Corporation and the Trustee, as trustee, and to be dated as of December 31, 2018, as supplemented by a supplemental or additional warrant indenture dated January 30, 2019, or such other date or dates as may be determined by the Corporation and the Agents.”

(d)	The second sentence of the fourth paragraph be deleted in its entirety and replaced with the following:

“If the Agents exercise the Over-Allotment Option in full, a total of 17,250 Units for aggregate gross proceeds of $17,250,000 will be issued and raised, respectively. For clarity, the Agents may exercise any unexercised portion of the Over-Allotment Option from a previous Closing Date on any subsequent Closing Date.”

(e)	The first sentence of the tenth paragraph be deleted in its entirety and replaced with the following:

“Upon and subject to the terms and conditions set forth herein, the Corporation hereby appoints the Lead Agent to act as lead agent and sole bookrunner to the Corporation on behalf of the Agents, to arrange for the sale of a minimum of 5,000 Units and a maximum of 15,000 Units, at the Offering Price, for aggregate gross proceeds of a minimum of $5,000,000 and a maximum of $15,000,000 (subject to increase in the event that the Over-Allotment Option is exercised in full or in part), on a marketed “best efforts” basis to Purchasers (as herein defined) resident in Alberta, British Columbia, Manitoba, Ontario, and Saskatchewan, and such other provinces or territories of Canada as the Corporation and the Agents agree upon (the “Offering Jurisdictions”), provided that the Units are lawfully offered and sold on a basis exempt from the prospectus or similar requirements of such Offering Jurisdictions, including continuous disclosure obligations.”

(2)	The definition of “Closing Date” in section 1(1) of the Agency Agreement be deleted in its entirety and replaced with the following:

““Closing Date” means December 31, 2018 or January 30, 2019, as the case may be, or such other date or dates as the Agents and the Corporation may reasonable agree;”

(3)	Section 4(1) of the Agency Agreement be deleted in its entirety and replaced with the following:

“Until the applicable Closing Date, the Corporation shall, upon becoming aware of same, promptly notify the Agents (and, if requested by the Agents, confirm such notification in writing) of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, prospects, liabilities (contingent or otherwise) or capital of the Corporation or the Subsidiaries, as applicable.”

(4)	Section 4(2) of the Agency Agreement be deleted in its entirety and replaced with the following:

“Until the applicable Closing Date, the Corporation shall promptly, and shall take reasonable commercial steps to ensure that the Corporation complies with all applicable filing and other requirements under applicable Securities Laws of any material change referred to in Section 4(1). The Corporation shall in good faith discuss with the Agents any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agents pursuant to this Section 4.”

(5)	References to the “the date hereof” throughout the Agency Agreement be deleted and replaced with “December 31, 2018”.

(6)	References to “the Closing Date” throughout the Agency Agreement be deleted and replaced with “the applicable Closing Date”.

3.	Miscellaneous

(1)

The Agency Agreement (as amended by this Amendment), the agreements and other documents referred to therein constitute the entire agreement between the parties pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties. Except as expressly represented and warranted herein, no party shall be considered to have given any other express or implied representations or warranties, including without limitation as a result of oral or written statements.

(2)

Except as specifically amended by this Amendment, all other terms and conditions of the Agency Agreement shall remain in full force and effect, unamended, and the Agency Agreement is hereby ratified and confirmed.

(3)	Time shall, in all respects, be of the essence hereof.

(4)	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

(5)

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Corporation and the Agents irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

(6)

The terms and provisions of this Amendment shall be binding upon and enure to the benefit of the Corporation, the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreement, this Amendment shall not be assignable by any party without the written consent of the others.

(7)

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Amendment.

(8)	This Amendment is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

(9)

The parties hereby acknowledge that they have expressly required this Amendment and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente convention ainsi que tout avis, tout état de compte et tout autre document a être ou pouvant etre donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

(10)	This Amendment may be executed in any number of counterparts and by facsimile or other means of electronic transmission, which taken together shall form one and the same agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above.

INDUSTRIAL ALLIANCE
SECURITIES INC.

By: “Jeret Bode”
Authorized Signing Officer

CANACCORD GENUITY CORP.

By: “Michael Shuh”
Authorized Signing Officer

SPROTT CAPITAL PARTNERSLP, BY
ITS GENERAL PARTNER SPROTT
CAPITAL PARTNERS GP INC.

By: “Tim Sorensen”
Authorized Signing Officer

C21 INVESTMENTS INC.

By: “Michael Kidd”
Authorized Signing Officer